FOURTH QUARTER REPORT 2003
TCPL [18

                                                                      EXHIBIT 2

                               CONSOLIDATED INCOME

                                                 Three months ended            Year ended
(unaudited)                                          December 31               December 31
(millions of dollars)                              2003        2002         2003         2002
---------------------------------------------------------   ---------     ---------   ---------
REVENUES                                           1,319       1,338         5,357       5,214

OPERATING EXPENSES
Cost of sales                                        159         161           692         627
Other costs and expenses                             434         423         1,682       1,546
Depreciation                                         222         217           914         848
                                                ---------   ---------     ---------   ---------
                                                     815         801         3,288       3,021
                                                ---------   ---------     ---------   ---------
OPERATING INCOME                                     504         537         2,069       2,193

OTHER EXPENSES/(INCOME)
Financial charges                                    202         215           821         867
Financial charges of joint ventures                   14          23            77          90
Equity income                                        (14)         (7)         (165)        (33)
Interest and other income                            (16)        (17)          (60)        (53)
                                                ---------   ---------     ---------   ---------
                                                     186         214           673         871
                                                ---------   ---------     ---------   ---------
INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND NON-CONTROLLING INTERESTS        318         323         1,396       1,322
INCOME TAXES - CURRENT AND FUTURE                    108         128           535         517
NON-CONTROLLING INTERESTS                              2           -             2           -
                                                ---------   ---------     ---------   ---------
NET INCOME FROM CONTINUING OPERATIONS                208         195           859         805
NET INCOME FROM DISCONTINUED OPERATIONS                -           -            50           -
                                                ---------   ---------     ---------   ---------
NET INCOME                                           208         195           909         805
PREFERRED SECURITIES CHARGES                          10          10            36          36
PREFERRED SHARE DIVIDENDS                              5           5            22          22
                                                ---------   ---------     ---------   ---------
NET INCOME APPLICABLE TO COMMON SHARES               193         180           851         747
                                                =========   =========     =========   =========
NET INCOME APPLICABLE TO COMMON SHARES
   Continuing operations                             193         180           801         747
   Discontinued operations                             -           -            50           -
                                                ---------   ---------     ---------   ---------
                                                     193         180           851         747
                                                =========   =========     =========   =========

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TCPL [19


                             CONSOLIDATED CASH FLOWS

                                                          Three months ended         Year ended
(unaudited)                                                   December 31            December 31
(millions of dollars)                                       2003        2002      2003         2002
------------------------------------------------------------------   ---------  ---------   ---------
CASH GENERATED FROM OPERATIONS
Net income from continuing operations                         208         195        859         805
Depreciation                                                  222         217        914         848
Future income taxes                                           (18)         67        230         247
Equity income in excess of distributions received              (3)          -       (128)         (6)
Other                                                          (6)        (12)       (65)        (67)
                                                         ---------   ---------  ---------   ---------
Funds generated from continuing operations                    403         467      1,810       1,827
Decrease in operating working capital                          29         101        112          33
                                                         ---------   ---------  ---------   ---------
Net cash provided by continuing operations                    432         568      1,922       1,860
Net cash provided by/(used in) discontinued operations          -          29        (17)         59
                                                         ---------   ---------  ---------   ---------
                                                              432         597      1,905       1,919
                                                         ---------   ---------  ---------   ---------
INVESTING ACTIVITIES
Capital expenditures                                         (127)       (202)      (391)       (599)
Acquisitions, net of cash acquired                            (23)       (209)      (570)       (228)
Deferred amounts and other                                     43        (103)      (190)       (115)
                                                         ---------   ---------  ---------   ---------
Net cash used in investing activities                        (107)       (514)    (1,151)       (942)
                                                         ---------   ---------  ---------   ---------
FINANCING ACTIVITIES
Dividends and preferred securities charges                   (150)       (139)      (588)       (546)
Advances from parent                                           39           -         46           -
Notes payable (repaid)/issued, net                           (341)        182        (62)        (46)
Long-term debt issued                                         455           -        930           -
Reduction of long-term debt                                  (358)       (256)      (744)       (486)
Non-recourse debt of joint ventures issued                      -          20         60          44
Reduction of non-recourse debt of joint ventures              (16)        (29)       (71)        (80)
Redemption of junior subordinated debentures                    -           -       (218)          -
Common shares issued                                            -           7         18          50
                                                         ---------   ---------  ---------   ---------
Net cash used in financing activities                        (371)       (215)      (629)     (1,064)
                                                         ---------   ---------  ---------   ---------
(DECREASE)/INCREASE IN CASH AND SHORT-TERM INVESTMENTS        (46)       (132)       125         (87)

CASH AND SHORT-TERM INVESTMENTS
Beginning of period                                           383         344        212         299
                                                         ---------   ---------  ---------   ---------
CASH AND SHORT-TERM INVESTMENTS
End of period                                                 337         212        337         212
                                                         =========   =========  =========   =========
SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid                                              28          52        220         257
Interest paid                                                 222         227        846         866
                                                         =========   =========  =========   =========

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TCPL [20


                           CONSOLIDATED BALANCE SHEET

(unaudited)
December 31 (millions of dollars)                                     2003                 2002
---------------------------------------------------------------------------------    -----------------
ASSETS

CURRENT ASSETS
Cash and short-term investments                                              337                  212
Accounts receivable                                                          603                  691
Inventories                                                                  165                  178
Other                                                                         88                  107
                                                               ------------------    -----------------
                                                                           1,193                1,188
LONG-TERM INVESTMENTS                                                        733                  345
PLANT, PROPERTY AND EQUIPMENT                                             17,451               17,496
OTHER ASSETS                                                               1,164                  937
                                                               ------------------    -----------------
                                                                          20,541               19,966
                                                               ==================    =================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                                                                367                  297
Accounts payable                                                           1,069                  990
Accrued interest                                                             208                  227
Current portion of long-term debt                                            550                  517
Current portion of non-recourse debt of joint ventures                        19                   75
                                                               ------------------    -----------------
                                                                           2,213                2,106
DEFERRED AMOUNTS                                                             466                  549
LONG-TERM DEBT                                                             9,465                8,815
FUTURE INCOME TAXES                                                          427                  226
NON-RECOURSE DEBT OF JOINT VENTURES                                          761                1,222
JUNIOR SUBORDINATED DEBENTURES                                                22                  238
                                                               ------------------    -----------------
                                                                          13,354               13,156
                                                               ------------------    -----------------

                                                               ------------------    -----------------
NON-CONTROLLING INTERESTS                                                     82                    -
                                                               ------------------    -----------------
SHAREHOLDERS' EQUITY
Preferred securities                                                         672                  674
Preferred shares                                                             389                  389
Common shares                                                              4,632                4,614
Contributed surplus                                                          267                  265
Retained earnings                                                          1,185                  854
Foreign exchange adjustment                                                  (40)                  14
                                                               ------------------    -----------------
                                                                           7,105                6,810
                                                               ------------------    -----------------
                                                                          20,541               19,966
                                                               ==================    =================

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TCPL [21


                         CONSOLIDATED RETAINED EARNINGS

(unaudited)                                       Year ended December 31
(millions of dollars)                            2003               2002
----------------------------------------------------------    ---------------
Balance at beginning of year                          854                586
Net income                                            909                805
Preferred securities charges                          (36)               (36)
Preferred share dividends                             (22)               (22)
Common share dividends                               (520)              (479)
                                           ---------------    ---------------
                                                    1,185                854
                                           ===============    ===============

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TCPL [22


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TransCanada PipeLines Limited (TCPL or the company) were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the year ended December 31, 2003 include the accounts of TCPL and the consolidated accounts of all its subsidiaries.

On December 3, 2003, TCPL increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to 61.7 per cent. Subsequent to the acquisition, Portland was fully consolidated in the company's financial statements, with 38.3 per cent reflected in non-controlling interests.

2.   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of TCPL have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2002. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada PipeLines Limited's 2002 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

REGULATION

In December 2002, the National Energy Board (NEB) approved TCPL's application for the Canadian Mainline to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, subsequent to the NEB's decision on the 2003 Tolls and Tariff Application, it approved interim tolls for the period September 1, 2003 to December 31, 2003. The NEB determined that tolls will remain interim pending a decision from the Federal Court of Appeal on TCPL's Fair Return Review and Variance Application. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision.

FOURTH QUARTER REPORT 2003
TCPL [23


3.   SEGMENTED INFORMATION

                                             GAS TRANSMISSION          POWER                CORPORATE            TOTAL
                                           -------------------- --------------------  -------------------- --------------------
Three months ended December 31
(unaudited - millions of dollars)             2003       2002       2003     2002        2003       2002      2003       2002
----------------------------------------   ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
Revenues                                         982     1,007        337       331          -          -      1,319     1,338
Cost of sales                                      -         -       (159)     (161)         -          -       (159)     (161)
Other costs and expenses                        (326)     (319)      (106)     (103)        (2)        (1)      (434)     (423)
Depreciation                                    (202)     (197)       (20)      (20)         -          -       (222)     (217)
                                           ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
Operating income/(loss)                          454       491         52        47         (2)        (1)       504       537
Financial and preferred equity charges and
   non-controlling interests                    (193)     (205)        (4)       (4)       (22)       (21)      (219)     (230)
Financial charges of joint ventures              (14)      (23)         -         -          -          -        (14)      (23)
Equity income                                      7         7          7         -          -          -         14         7
Interest and other income                          6         5          4         2          6         10         16        17
Income taxes                                    (100)     (113)       (15)      (15)         7          -       (108)     (128)
                                           ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
   Continuing operations                         160       162         44        30        (11)       (12)       193       180
                                           ========== ========= ========== =========  =========  =========
   Discontinued operations                                                                                         -         -
                                                                                                           ---------- ---------
NET INCOME APPLICABLE TO
COMMON SHARES                                                                                                    193       180
                                                                                                           ========== =========

                                             GAS TRANSMISSION          POWER                CORPORATE            TOTAL
                                           -------------------- --------------------  -------------------- --------------------
Year ended December 31
(unaudited - millions of dollars)             2003       2002       2003     2002        2003       2002      2003       2002
----------------------------------------   ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
Revenues                                       3,956     3,921      1,401     1,293          -          -      5,357     5,214
Cost of sales                                      -         -       (692)     (627)         -          -       (692)     (627)
Other costs and expenses                      (1,270)   (1,166)      (405)     (371)        (7)        (9)    (1,682)   (1,546)
Depreciation                                    (831)     (783)       (82)      (65)        (1)         -       (914)     (848)
                                           ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
Operating income/(loss)                        1,855     1,972        222       230         (8)        (9)     2,069     2,193
Financial and preferred equity charges and
   non-controlling interests                    (781)     (821)       (11)      (13)       (89)       (91)      (881)     (925)
Financial charges of joint ventures              (76)      (90)        (1)        -          -          -        (77)      (90)
Equity income                                     66        33         99         -          -          -        165        33
Interest and other income                         17        17         14        13         29         23         60        53
Income taxes                                    (459)     (458)      (103)      (84)        27         25       (535)     (517)
                                           ---------- --------- ---------- ---------  ---------  --------- ---------- ---------
   Continuing operations                         622       653        220       146        (41)       (52)       801       747
                                           ========== ========= ========== =========  =========  =========
   Discontinued operations                                                                                        50         -
                                                                                                           ---------- ---------
NET INCOME APPLICABLE TO
COMMON SHARES                                                                                                    851       747
                                                                                                           ========== =========

TOTAL ASSETS
December 31                                   2003                  2002
(millions of dollars)                     (unaudited)
----------------------------------------------------------    ------------------
Gas Transmission                                   16,972                16,979
Power                                               2,746                 2,391
Corporate                                             812                   457
                                        ------------------    ------------------
Continuing Operations                              20,530                19,827
Discontinued Operations                                11                   139
                                        ------------------    ------------------
                                                   20,541                19,966
                                        ==================    ==================

FOURTH QUARTER REPORT 2003
TCPL [24


4.   LONG-TERM DEBT

December 31                                                          2003             2002
(millions of dollars)                                             (unaudited)
-------------------------------------------------------------------------------- ----------------
Alberta System                                                            2,341            2,892
   Foreign exchange differential recoverable through
      the tollmaking process                                                (16)            (271)
                                                               ----------------- ----------------
                                                                          2,325            2,621
                                                               ----------------- ----------------
Canadian Mainline                                                         4,913            5,277
   Foreign exchange differential recoverable through
      the tollmaking process                                                (60)            (330)
                                                               ----------------- ----------------
                                                                          4,853            4,947
                                                               ----------------- ----------------
Other                                                                     2,837            1,764
                                                               ----------------- ----------------
                                                                         10,015            9,332
Less: current portion of long-term debt                                     550              517
                                                               ----------------- ----------------
                                                                          9,465            8,815
                                                               ================= ================

On June 9, 2003, the company issued US$350 million of unsecured 4.00 per cent notes maturing on June 15, 2013. On November 18, 2003, the company issued $450 million of unsecured 5.65 per cent notes maturing on January 15, 2014.

5.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The following represents the significant changes to the company's risk management and financial instruments since December 31, 2002.

FOREIGN INVESTMENTS

At December 31, 2003 and December 31, 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

FOURTH QUARTER REPORT 2003
TCPL [25


ASSET/(LIABILITY)
December 31                                     2003                              2002
(millions of dollars)                        (unaudited)
--------------------------------     -----------------------------    ------------------------------
                                       Carrying         Fair             Carrying         Fair
                                        Amount         Value              Amount         Value
                                     -----------------------------    ------------------------------
FOREIGN EXCHANGE
Cross-currency swaps
     U.S. dollars                         65             65                 (8)            (8)
----------------------------------------------------------------------------------------------------

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$250 million (2002 - US$350 million).

RECONCILIATION OF FOREIGN EXCHANGE ADJUSTMENT
December 31                                                                       2003                2002
(millions of dollars)                                                         (unaudited)
---------------------------------------------------------------------     ---------------------   --------------
Balance at beginning of year                                                                14               13
Translation (losses)/gains on foreign currency denominated net assets                     (136)               3
Foreign exchange gains/(losses) on derivatives, and other                                   82               (2)
                                                                          ---------------------   --------------
                                                                                           (40)              14
----------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms.

ASSET/(LIABILITY)
December 31                                     2003                              2002
(millions of dollars)                        (unaudited)
--------------------------------     -----------------------------    ------------------------------
                                       Carrying         Fair             Carrying         Fair
                                        Amount         Value              Amount         Value
                                     -----------------------------    ------------------------------
FOREIGN EXCHANGE
Cross-currency swaps                   (26)            (26)              56              56
INTEREST RATE
Interest rate swaps
     Canadian dollars                    2              15                4              56
     U.S. dollars                        -               8               (1)              4
----------------------------------------------------------------------------------------------------

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$282 million (2002 - US$282 million). Notional principal amounts for interest rate swaps were $964 million (2002 - $874 million) and US$100 million (2002 - US$175 million).

FOURTH QUARTER REPORT 2003
TCPL [26


6.   DISCONTINUED OPERATIONS

The Board of Directors approved plans to dispose of the company's International, Canadian Midstream, and certain other businesses (December Plan) and the Gas Marketing business in December 1999 and July 2001, respectively. The company's disposals under both plans were substantially completed at December 31, 2001.

TCPL's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company approved for disposal under the December Plan will be accounted for as part of continuing operations as of December 31, 2003, due to the length of time it has taken the company to dispose of these assets. It is the intention of the company to continue with its plan to dispose of these investments.

The company mitigated certain of its remaining exposures associated with the contingent liabilities related to the divested Gas Marketing operations by acquiring from a subsidiary of Mirant Corporation certain contracts under which it still had exposure in 2003, and simultaneously hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations. In 2003, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income. The after-tax deferred gain is included in Deferred Amounts.

At December 31, 2003, TCPL reviewed the provision for loss on discontinued operations and the deferred gain and concluded that the remaining provision was adequate and the deferral of the remaining approximately $50 million of after-tax deferred gain related to the Gas Marketing business was appropriate.

Revenues from discontinued operations for the year ended December 31, 2003 were $2 million (2002 - $36 million). Net income/(loss) from discontinued operations for the year ended December 31, 2003 was $50 million, net of $29 million income taxes (2002 - nil). The provision for loss on discontinued operations at December 31, 2003 was $41 million (2002 - $83 million). The provision for loss on discontinued operations is included in Accounts Payable.

7.   INVESTMENT IN BRUCE POWER L.P.

On February 14, 2003, the company acquired a 31.6 per cent interest in Bruce Power L.P. (Bruce Power) for $409 million, including closing adjustments. As part of the acquisition, the company also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to Ontario Power Generation. The resulting note receivable from Bruce Power is recorded in Other Assets.

FOURTH QUARTER REPORT 2003
TCPL [27


The purchase price of TCPL's 31.6 per cent interest in Bruce Power has been allocated as follows.

PURCHASE PRICE ALLOCATION
(unaudited)
(millions of dollars)
-----------------------------------------------------------------
Net book value of assets acquired                            281
Capital lease                                                301
Power sales agreements                                      (131)
Pension liability and other                                  (42)
                                                       ----------
                                                             409
                                                       ==========

The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the capital lease of the Bruce Power plant which will be amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements will be amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 - $38 million; 2004 - $37 million; 2005 - $25 million; 2006 - $29 million; and 2007 - $2 million. The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual amortization of $3 million.

8.   COMMITMENT

On June 18, 2003, an agreement was reached among the Mackenzie Delta gas producers, the Aboriginal PipeLine Group (APG) and TCPL which governs TCPL's role in the Mackenzie Gas Pipeline Project. The Mackenzie Gas Pipeline Project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TCPL has agreed to finance the APG for its one-third share of project definition phase costs, which is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TCPL funded $34 million of this loan which is included in Other Assets. The ability to recover this investment is contingent upon the outcome of the project.

-------------------------------------------------------------------------------
TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is
(403) 920-2457. Media Relations: Hejdi Feick/Anita Perry at (403) 920-7859.

Visit TransCanada's Internet site at: http://www.transcanada.com
-------------------------------------------------------------------------------